







John Reeb, PhD, MBA

Visionary Leadership Architect

Greater Denver Area

Message ···

Colorado Leadership Institute - Crestcom

Trinity Seminary

See contact info

500+ connections

"I am a better employee, better manager, and a better person because of the information and knowledge I gained through this course." Paul Ross, WWCC WHAT I DO: I inspire men & women in leadership positions to be better leaders and managers through comprehensive, practical, hands-on...

+4

Show more

Experience

President
Colorado Leadership Institute - Crestcom
Oct 2011 – Present · 6 yrs 11 mos
Greater Denver Area

Colorado Leadership Institute is involved in developing strategic skills for management at all levels in order to enable them to achieve their business goals. Our professional development seminars challenge, encourage and inspire individuals to develop and refine 10 core leadership skills in order to improve profitability. Because profitability is maximized through the productivity and performance of all team members, superior leadership skills are essential in a constantly changing business environment. Our goal is twofold: To assist clients in reaching their full personal and professional potential, and to help companies of all sizes realize their full potential with engaged and fulfilled employees.

3 Common Mistakes Leaders Make That...

Teradata

Senior Consultant & Technical Leadership
Teradata
Aug 2007 – Sep 2011 · 4 yrs 2 mos

Presale Consultant responsible for discovering and articulating business needs of client and developing and defining technical solutions which lead to improved business capabilities while providing significant return on investment (ROI). Focused on the Hospitality, Travel and Transportation industries. Challenged with low data warehouse maturity levels, div... See more

Sabre Holdings

Director, Software Development & Change Leadership
Sabre Holdings
Apr 2004 – Jun 2007 · 3 yrs 3 mos



Led a team of 30 direct reports, including leaders, project managers, product managers, and business analysts. Manage unit staffing, IT resources/operations, and infrastructure changes. Spearhead numerous large, complex projects in the ticketing and booking arena. Work with marketing and sales units in strategic planning sessions: Resolve operational issue... See more

ClickData.com (division of LexisNexis)

Senior Leadership

ClickData.com (division of LexisNexis)

Jun 2000 – Apr 2004 · 3 yrs 11 mos

Managed all areas of the business, including technology, finance, and sales. Developed and managed a budget. Commanded all Internet based project phases ranging from planning, design, and testing to implementation. Led a team of 12. Challenged with no processes or procedures in place, employee discontent, and loss of market share.

Galileo International

Senior Manager & Technical Leadership

Galileo International

Jun 1985 – Jun 2000 · 15 yrs 1 mo

Directed software specialists charged with ticketing, booking, and UNIX applications development. Managed $5 million budget and oversaw daily performance of nine direct reports (leaders, engineers, architects) and 60 indirect reports. Delivered advanced training to managers as well as worked closely with engineers in troubleshooting product issu... See more

Education

Trinity Seminary

Trinity Seminary

PhD, Leadership & Management

University of Phoenix

University of Phoenix

MBA, Technology Management

Concordia Univeristy

Concordia Univeristy

BS, Education, Math & PE

Activities and Societies: Football, Track

